SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                                                  Commission File Number 0-21475


                           NOTIFICATION OF LATE FILING


(Check One):   [_] Form 10-K    [_] Form 11-K    [_] Form 20-F    [x] Form 10-Q
               [_] Form N-SAR

          For Period Ended: October 31, 2000

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:______________________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________



                                     PART I
                             REGISTRANT INFORMATION


EMERGENT GROUP INC.
________________________________________________________________________________
Full name of registrant


DYNAMIC INTERNATIONAL, LTD.
________________________________________________________________________________
Former name if applicable


c/o EMERGENT MANAGEMENT COMPANY, LLC
375 Park Avenue
________________________________________________________________________________
Address of principal executive office (Street and number)


New York, NY 10152
________________________________________________________________________________
City, state and zip code

                                    PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons described in reasonable detail in Part III of this
     |         form could not be eliminated without unreasonable effort or
     |         expense;
     |
     |    (b)  The subject annual report, semi-annual report, transition report
     |         on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will
[x]  |         be filed on or before the 15th calendar day following the
     |         prescribed due date; or the subject quarterly report or
     |         transition report on Form 10-Q, or portion thereof will be filed
     |         on or before the fifth calendar day following the prescribed due
     |         date; and
     |
     |    (c)  The accountant's statement or other exhibit required by Rule
     |         12b-25(c) has been attached if applicable.


                                    PART III
                                   NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     On August 31, 2000, Registrant (i) acquired all of the then outstanding membership interests of Emergent Ventures, LLC ("Emergent Ventures"), a Delaware limited liability company that had theretofore engaged in the business of acquiring equity interests in technology businesses with significant Internet features and applications, and (ii) contemporaneously transferred to a third party all of Registrant's assets, which assets related to the design, marketing and sale of sports and exercise equipment (the "Prior Business"). As a result of these transactions, Registrant is now engaged in the business formerly conducted by Emergent Ventures (the "New Business").

     Due to the change in control, management and business of Registrant, and the transition occassioned thereby, the preparation of the financial statements of the Registrant for the three month period ended October 31, 2000, including the financial results of the New Business prior to and after August 31, 2000, have not yet been completed. As a result, Registrant was unable to file its Form 10-Q for the period ended October 31, 2000 within the prescribed time period.

                                     PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     DANIEL YUN                                   (212) 813-9700
     ---------------------------------------------------------------------------
                       (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
     See explanation below.
                                                                 [_] Yes  [X] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
     See explanation below.
                                                                 [X] Yes  [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                      SUPPLEMENTAL EXPLANATIONS FOR PART IV

     On September 15, 2000, Registrant filed with the Securities and Exchange Commission a Form 8-K (the "Form 8-K") reporting events under Items 1 and 2. As described in the Form 8-K, on August 31, 2000, Registrant (i) acquired all of the then outstanding membership interests of Emergent Ventures, LLC ("Emergent Ventures"), a Delaware limited liability company that had theretofore engaged in the business of acquiring equity interests in technology businesses with significant Internet features and applications, and (ii) contemporaneously transferred to a third party all of Registrant's assets, which assets related to the design, marketing and sale of sports and exercise equipment (the "Prior Business"). As a result of these transactions, Registrant is now engaged in the business formerly conducted by Emergent Ventures (the "New Business").

     The historical financial statements required by Item 7(a) of the Form 8-K relative to the New Business, and the pro forma financial information reflecting the acquisition of the New Business and disposition of the Prior Business required by Item 7(b) of the Form 8-K, were to be filed under cover of Form 8-K/A not later than November 14, 2000. Such financial statements and pro form financial information have not as yet been filed as the audit of the historical financial statements of the New Business, while in progress, has not been completed.

     Registrant anticipates that there will be a significant change in the results of operations of Registrant for the three month period ended October 31, 2000 as compared to the three month period ended October 31, 1999, since (i) the three month period ended October 31, 2000 will contain one month of results from the Prior Business and two months of results from the New Business, and (ii) the three month period ended October 31, 1999 contains three months of results from the Prior Business.

     Due to the change in control, management and business of Registrant, and the transition occassioned thereby, the preparation of the financial statements of the Registrant for the three month period ended October 31, 2000, including the financial results of the New Business prior to and after August 31, 2000, have not yet been completed. Pending completion of the audit, a reasonable estimate of such results cannot be made.

                               EMERGENT GROUP INC.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date December 18, 2000             By /s/ DANIEL YUN
     -------------------           ---------------------------------------------
                                         CHAIRMAN

          INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.